

August 14, 2014

Via E-mail
Doug Croxall
Chief Executive Officer and Chairman
Marathon Patent Group, Inc.
11100 Santa Monica Blvd., Ste. 380
Los Angeles, CA 90025

> **Re:** **Marathon Patent Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 5, 2014**
> **File No. 333-196994**

Dear Mr. Croxall:

We have the following comments after reviewing your letter dated August 4, 2014 and the above-referenced filing. Unless otherwise noted, where we reference prior comments we are referring to our letter dated July 21, 2014.

Management

Term of Office, page 35

1.   We note your amended and restated bylaws filed with your Form 8-K on July 31, 2014. Please revise this section to reflect that the company now has a classified board of directors whose terms expire between 2015 and 2017. Additionally, please ensure that you incorporate by reference your amended and restated bylaws into your registration statement.

Notes to Unaudited Consolidated Financial Statements

Note 8 – Subsequent Events

Completion of Acquisition, page F-51

2.   We note your response to prior comment 4. Your response does not sufficiently address how you determined acquisition significance pursuant to Rule 8-04 of Regulation S-X. Please tell us how you assessed whether the acquired businesses were significant based on a comparison of your investments in and advances to the acquired businesses to your total consolidated assets at the end of the most recently completed fiscal year. To the extent you conclude that the acquired businesses are significant, revise to include the

financial statements required pursuant to Rule 4-08(c) of Regulation S-X, as well as the pro forma financial information required pursuant to Rule 8-05 of Regulation S-X.

Exhibit 23.1

3.   We note your response to prior comment 5 and your revised consent which references the inclusion of the balance sheets. Please revise to indicate that the auditor's consent covers all of the financial statements presented in the filing including the balance sheets. Note that this comment also applies to your 10-K/A for the fiscal year ended December 31, 2013.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-Mail
       Harvey J. Kesner, Esq.
       Sichenzia Ross Friedman Ference LLP